UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________________ to ________________

Commission File No. 0-5734

The Retirement Plan of Agilysys, Inc.

(Full Title of the Plan)

Agilysys, Inc.
6065 Parkland Boulevard
Mayfield Heights, Ohio 44124

(Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office)

Financial Statements and Supplemental Schedule

The Retirement Plan of Agilysys, Inc.
December 31, 2004 and 2003, and Year Ended December 31, 2004
With Report of Independent Registered Public Accounting Firm

The Retirement Plan of Agilysys, Inc.

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Retirement Committee
The Retirement Plan of Agilysys, Inc.

We have audited the accompanying statements of net assets available for benefits of The Retirement Plan of Agilysys, Inc. as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2004, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cleveland, Ohio
June 24, 2005

The Retirement Plan of Agilysys, Inc.

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments (Note 4)	$85,102,931	$73,234,393
Noninterest-bearing cash	1,038	19,707

Contributions receivable:
Employer profit sharing	500,000	675,318
Employer	—	50,685
Participants	—	130,084

Total contributions receivable	500,000	856,087

Net assets available for benefits	$85,603,969	$74,110,187

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Net appreciation in fair value of investments (see Note 4)	$7,471,931
Interest and dividend income	365,242
Contributions:
Employer	2,484,776
Participants	5,290,384
Rollovers	1,306,709

Total contributions	9,081,869
Transfer from The Agilysys S.C. Inc. Retirement Plan	9,697,229

Total additions	26,616,271

Deductions
Benefits paid directly to participants	15,097,241
Administrative expenses (Note 3)	25,248

Total deductions	15,122,489

Net increase	11,493,782
Net assets available for benefits at beginning of year	74,110,187

Net assets available for benefits at end of year	$85,603,969

See accompanying notes to financial statements.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements

December 31, 2004 and 2003, and
Year Ended December 31, 2004

1. Description of Plan

The following description of The Retirement Plan of Agilysys, Inc. (the Plan) provides only general information. Participants should refer to the summary plan document and the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering all employees of Agilysys, Inc. (which, prior to September 15, 2003 was known as Pioneer-Standard Electronics, Inc.) and certain of its subsidiaries (the Company and Plan Administrator) as defined in the summary Plan document.

During 2004, the Plan changed trustee from American Express Trust Company to Investors Bank and Trust (the Trustee). American Express Trust Company was also replaced as the recordkeeper by MassMutual Retirement Services (the Recordkeeper).

Effective July 31, 2004, The Agilysys S.C. Inc. Retirement Plan was merged into the Plan. The net assets of The Agilysys S.C. Inc. Retirement Plan were transferred into the Plan on August 2, 2004.

During 2003, the Plan Administrator amended the Plan to reflect the new name of the Company. Accordingly, the Plan name was changed to The Retirement Plan of Agilysys, Inc. The Plan was formerly known as The Retirement Plan of Pioneer-Standard Electronics, Inc.

On February 28, 2003, the Company completed the sale of substantially all of the assets and liabilities of its Industrial Electronics Division (IED) to Arrow Electronics, Inc. which resulted in the termination of approximately 1,100 employees. This caused the Plan’s account balance of any employee terminated in connection with the IED sale to become fully vested.

Terminated employees as a result of the sale had the option of leaving their accounts with the Trustee if their balance was more than or equal to $5,000; rolling over the vested balance into another qualified account regardless of account balance which would defer any taxes or penalties; or, electing to have the balance of the account in the Plan paid out to the employee, which would result in the incurrence of applicable penalties and taxes.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Contributions

Participants may elect to contribute 1-50% of their annual pretax compensation provided the amounts do not exceed the annual Internal Revenue Service (IRS) limit. The Company will match 50% of the participants’ contributions on the first 6% of their compensation contributed. Prior to July 2003, the Company matched 50% of the participants’ contributions on the first 4% of their compensation contributed. Employees who attained age 50 before the end of the 2002 calendar year were allowed by law to contribute an additional $1,000 in 2002, and subsequent increases in $1,000 increments until reaching a maximum $5,000 “catch-up” contribution in 2006. The Plan also provides for the Company to make additional annual contributions to the Plan in an amount of 10% of its current profits in excess of the highest amount of profits before profit sharing costs and income taxes in any fiscal year since March 31, 1972 to employees credited with one thousand hours of service in the Plan year who are plan participants at the end of the Plan year. The annual contributions may be made in cash or in Agilysys, Inc. common shares (Shares) provided that not more than 50% of the aggregate contribution for a Plan year is made in Shares. The Plan further provides, however, that the Company’s Board of Directors is authorized to establish the Company’s additional contribution at a different amount, if any. For the year ended December 31, 2004, the profit sharing contributions were $500,000 (net of approximately $302,000 in forfeitures to be applied in 2005) and will be paid in cash in 2005. For the year ended December 31, 2003, the profit sharing contributions were $675,318 (net of approximately $900,000 in forfeitures applied in 2004) and were paid in cash in 2004.

Participants may elect one or more of the Plan’s investment options available for the investment of their contributions, their allocation of the Company’s matching contributions, and any additional contributions not made in Shares. The Company may direct that Shares contributed to the Plan for annual contributions be invested initially in the Agilysys Company Stock Fund. Participant and company contributions are eligible to be transferred to any of the investment options of the Plan.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of (a) the Company’s profit sharing contribution based on the proportion of the participant’s compensation to the total compensation within certain limits of all eligible participants, (b) Plan earnings, gains or losses, and (c) forfeitures of nonvested account balances. Allocations are based on participant compensation within certain limits or account balances, as defined. The participant’s account determines the benefit that will ultimately be received upon retirement or termination. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s contribution portion begins after the first year of service and is based on years of continuous service. A participant is 100% vested after five years of credited service. Former participants in the Retirement Plan of Pioneer-Standard Electronics, Inc. II prior to its merger into the Retirement Plan of Agilysys, Inc. who have at least an hour of service as of December 31, 2000 are 100% vested after 6 years of credited service.

A participant may withdraw at any time, pursuant to reasonable and uniform notice, any amount of the actual value of employee after-tax or rollover contributions. Withdrawal of funds representing the participants’ vested interest in matching, discretionary, and profit sharing contributions including earnings may only be made upon attainment of age 59 1/2 or upon determination that a serious financial hardship exists (e.g., medical expenses, tuition, purchase of a principal residence).

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Participant Loans

Participants may borrow up to 50% of their vested interest, as defined, not to exceed $50,000. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and accrue interest at 1 percentage point above the prime rate which is in effect on the first business day of the month prior to the month in which the loan application is issued. Principal and interest is paid ratably by the participants through payroll deductions.

Payment of Benefits

On termination of participation in the Plan, for benefits commencing prior to August 1, 2002, a participant may have elected to receive either a lump-sum payment equal to the vested interest in their account, or an annuity. For benefits commencing on or after August 1, 2002 distribution is only available in the single sum payment form. Distribution of the participant’s account must commence by April 1 following the attainment of age 70 1/2.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies (continued)

Investment Valuation and Income Recognition

The shares of registered investment companies are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end. The common trust funds are stated at fair value as determined by the Trustee. Equity securities, including Agilysys, Inc. common shares, are valued at the quoted market price at year-end in an active market. Participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

3. Transactions With Parties in Interest

Party-in-interest transactions include the investment in the funds of the Recordkeeper, Agilysys, Inc. common shares and related dividend income, and the payment of administrative expenses by the Plan. Such transactions are exempt from being prohibited transactions.

4. Investments

Investments that represent 5% or more of fair value of the Plan’s net assets are as follows:

	December 31
	2004	2003

MassMutual Destination 2020 Fund	$8,545,177
T.Rowe Price Mid Cap Growth Equity II Fund	5,433,084
Northern Trust Indexed Equity Fund	12,394,997
Oppenheimer Capital Appreciation Fund	12,179,804
Clover Capital Small Company Value Fund	12,899,837
Babson Guaranteed Interest Account	18,080,686
American Express Trust Income Fund II		$18,486,020
American Express Trust Medium-Term Horizon Fund		6,587,167
American Express Trust MidCap Growth Fund II		3,885,275
American Express Trust Equity Index Fund II		12,065,643
AXP New Dimensions Fund		12,502,548
Neuberger Berman Genesis Trust		10,965,234

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements (continued)

4. Investments (continued)

Investments presented for 2003 represent 5% or more of the Plan’s net assets in the prior year and the investment categories available under the Plan’s prior Trustee.

During 2004, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value as follows:

Net
Appreciation
(Depreciation)
in Fair Value of
Investments
Agilysys, Inc. common shares	$479,120
Common trust funds	170,444
Shares of registered investment companies	6,870,511
Common stock	(48,144)

$7,471,931

5. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2004	2003

Net assets available for benefits per the financial statements	$85,603,969	$74,110,187
Less contributions receivable	500,000	856,087

Net assets available for benefits per the Form 5500	$85,103,969	$73,254,100

The Retirement Plan of Agilysys, Inc.

Notes to Financial Statements (continued)

5. Differences Between Financial Statements and Form 5500 (continued)

The following is a reconciliation of contributions in the financial statements to the Form 5500 for the year ended December 31, 2004:

Contributions per the financial statements	$9,081,869
Less contributions receivable at December 31, 2004	(500,000)
Add contributions receivable at December 31, 2003	856,087

Contributions per the Form 5500	$9,437,956

6. Income Taxes

The Plan received a determination letter from the Internal Revenue Service (IRS) dated September 19, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

7. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

The Retirement Plan of Agilysys, Inc.

EIN #34-0907152   Plan #001

Schedule H, Line 4i – Schedule of Assets
(Held at End of Year)

December 31, 2004

		Description of	Current
	Identity of Issuer	Investment	Value

	Babson Core Bond Fund	302,973 units	$3,317,553
*	MassMutual Destination Retirement 2020 Fund	792,688 units	8,545,177
*	MassMutual Destination Retirement 2040 Fund	24,844 units	280,241
	American Funds EuroPacific Growth Fund	110,969 units	3,912,757
*	MassMutual Destination Retirement Income Fund	36,427 units	376,658
	Harris Focused Value Fund	62,035 units	1,127,792
	T. Rowe Price Mid Cap Growth Equity II Fund	405,757 units	5,433,084
*	MassMutual Destination Retirement 2030 Fund	86,633 units	965,084
	Wellington Fundamental Value Fund	63,026 units	680,685
	Northern Trust Indexed Equity Fund	1,096,902 units	12,394,997
	Oppenheimer Capital Appreciation Fund	288,758 units	12,179,804
	Waddell & Reed Small Cap Growth Fund	63,741 units	931,251
	Clover Capital Small Company Value Fund	896,445 units	12,899,837
	Self-Directed Brokerage Account		1,072,944
	Babson Guaranteed Interest Account		18,080,686
*	Agilysys Company Stock Fund	81,299 units	1,447,929
*	Participant Loans	Interest rates
		ranging from
		4.0% to 10.5%
		due by or prior
		to 2017	1,456,452

	Total		$85,102,931

*	Represents party in interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The Retirement Plan of Agilysys, Inc.

Dated: June 29, 2005
/s/ Martin F. Ellis

Martin F. Ellis
Executive Vice President, Treasurer and Chief
Financial Officer

Dated: June 29, 2005
/s/ Richard A. Sayers II

Richard A. Sayers II
Executive Vice President, Chief Human
Resources Officer

The Retirement Plan of Agilysys, Inc.

Exhibit Index

Exhibit No.	Description
23	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm.